Exhibit 3.1

ARTICLES OF AMENDMENT

OF

PUGET ENERGY, INC.

The following Articles of Amendment are executed by the undersigned, a Washington corporation:

1. The name of the corporation is Puget Energy, Inc.

2. Subsection 2.3.1 of Article 2, Section 2.3, which sets for the designation of rights and preferences of Series R Participating Cumulative Preferred Stock, is amended in its entirety to read as follows:

"2.3.1 Designation of Series R Participating Cumulative Preferred Stock
The shares of such series shall be designated the "Series R Participating Cumulative Preferred Stock" (the "Series R Preferred Stock"), par value $0.01 per share. The number of shares initially constituting the Series R Preferred Stock shall be 2,000,000; provided, however, if more than a total of 2,000,000 shares of Series R Preferred Stock shall be issuable upon the exercise of Rights (the "Rights") issued pursuant to the Rights Agreement dated as of December 21, 2000 between the Company and Mellon Investor Services LLC, as Rights Agent (the "Rights Agreement"), the Company's Board of Directors, pursuant to Section 23B.06.020 of the Revised Code of Washington, shall direct by resolution or resolutions that Articles of Amendment be properly executed and filed with the Washington Secretary of State providing for the total number of shares of Series R Preferred Stock authorized for issuance to be increased (to the extent that the Restated Articles of Incorporation then permit) to the largest number of whole shares (rounded up to the nearest whole number) issuable upon exercise of such Rights. In addition, such number of shares may be decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series R Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Company convertible into Series R Preferred Stock."

3. The date the amendment was adopted is May 4, 2007.

4. The amendment was adopted by the Board of Directors of the corporation. Shareholder action was not required pursuant to the provisions of RCW 23B.06.020(4). No shares of Series R Participating Cumulative Preferred Stock are outstanding.

Dated: May 4, 2007

Puget Energy, Inc.

By: /s/ James W. Eldredge
Vice President Corporate Secretary and Controller